Exhibit 4.5

CLIFFORD CHANCE LLP
BARCLAYS PLC

BARCLAYS GLOBAL SHAREPURCHASE PLAN

Approved by the Board of the Company on 5 June 2009
Amended on behalf of the Share Schemes Committee on 26 May 2010

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1.	DEFINITIONS

1.1	In this Plan the following words and expressions have the meanings set opposite them:

“Acquisition Date” means:
(a)	in relation to Partnership Shares, the date selected by the Nominee in its absolute discretion being a date within 30 days (or such other period as may be selected by the Board) after the last date on which the Partnership Share Money in relation to the Partnership Shares was contributed by the Participant; and

(b)	in relation to Dividend Shares, the date selected by the Nominee in its absolute discretion being a date within 30 days (or such other period as may be selected by the Board) after the date on which the cash dividend is received by the Nominee in respect of Partnership Shares.
“ADS” means an American Depositary Share being an authorised depositary security representing for the time being 4 Shares in the Company and being evidenced by an authorised depositary receipt issued by the ADS Issuer and quoted on the New York Stock Exchange;

“ADS Issuer” means JP Morgan Chase Bank, N.A. or such other bank as the Company may from time to time appoint to issue authorised depositary receipts;

“Any Other Plan” means any employees’ share scheme other than the Plan adopted by the Company in general meeting which provides for the acquisition of Shares by or on behalf of employees or directors;

“Associated Company” has the meaning set out in Rule 1.2;

“Award” means:
(a)	in relation to Free Shares and/or Matching Shares the grant of a RSU in relation to such Shares (or, if the Board so determines, ADSs) in accordance with the Plan; and

(b)	in relation to Partnership Shares and/or Dividend Shares, the acquisition of such Shares (or, if the Board so determines, ADSs), in accordance with the Plan and the expression “Awarded” and “Award Date “shall be construed accordingly;

“BGI” means Barclays Global Investors UK Holdings Limited;

“BGI Plan” means the Barclays Global Investors Equity Ownership Plan;

“BGI Shares” means “A” Ordinary Shares in the capital of BGI;

“Board” means the board of directors of the Company or a duly authorised committee of the Board;

“Capital Receipt” means in respect of a Participant’s Plan Shares, any money or money’s worth except to the extent that:

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(a)	it constitutes income in the hands of the recipient for the purposes of income tax;

(b)	it consists of the proceeds of disposal of the Plan Shares in respect of which it is received; or

(c)	it consists of New Shares;
“Company” means Barclays PLC (registered in England and Wales with registered number 48839);

“Connected Company” means:
(a)	a company which Controls or is Controlled by the Company or which is Controlled by a company which also Controls the Company; or

(b)	a company which is a member of a consortium owning the Company or which is owned in part by the Company as a member of a consortium;
“Control”, together with related expressions, means, in relation to a company (“company A”), the power of a person to secure:
(a)	by means of the holding of shares or the possession of voting power in relation to that or any other company; or

(b)	as a result of any powers conferred by the articles of association or other document regulating that or any other company, that the affairs of company A are conducted in accordance with the person’s wishes;

“Dealing Day” means:
(a)	where Shares are acquired by the Nominee, a day on which transactions take place on the London Stock Exchange; and

(b)	where ADSs are acquired by the Nominee, a day on which transactions take place on the New York Stock Exchange;
“Dividend Shares” means Shares, including fractions of Shares, which are acquired on behalf of a Participant by the Nominee using cash dividends received in respect of the Participant’s Plan Shares and reinvested in accordance with Rule 7 for the time being held by the Nominee on his behalf pursuant to the Plan and which are:
(a)	of the same class and carry the same rights as the Plan Shares in respect of which the cash dividend is paid; and

(b)	not subject to forfeiture
and where the context so admits includes any New Shares held by the Nominee on behalf of the Participant pursuant to the Plan;

“Eligible Employee” means any person who:

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(a)	is an employee of a Participating Company in a Participating Jurisdiction on the Qualifying Date, or if (in relation to Partnership Shares) the Qualifying Date is not the Acquisition Date, is an employee of a Participating Company on the Acquisition Date;

(b)	is not eligible at the same time to participate in an award of shares under a UK tax-approved share incentive plan established by any member of the Group; and

(c)	has on the Qualifying Date such Qualifying Period (if any) of continuous employment with the Company or any Qualifying Company as the Board may determine;
“Free Shares” means Shares, including fractions of Shares, in respect of which a RSU has been granted to a Participant;

“Group” means the Company and its Subsidiaries and “member of the Group” shall be construed accordingly;

“ICTA” means the Income and Corporation Taxes Act 1988;

“Initial Market Value” means:
(a)	if and for so long as the Shares are admitted to the Official List of the UK Listing Authority, in relation to Partnership Shares and Dividend Shares which are:
(i)	acquired wholly or partly by the Nominee by subscription, the average of the middle market quotations of a Share as derived from the Daily Official List of the UK Listing Authority over the period of five consecutive Dealing Days ending immediately before the Acquisition Date as determined by the Nominee; or

(ii)	acquired by the Nominee by purchase, the average purchase price per Share paid by the Nominee (excluding the costs of purchase and stamp duties) to purchase Shares on the Acquisition Date; or

(iii)	acquired by the Nominee by subscription and/or by purchase, such value per Share calculated on such other basis as may be determined by the Nominee and agreed with the Company;
(b)	in the case of Partnership Shares and/or Dividend Shares Awarded as ADSs quoted on the New York Stock Exchange, the provisions of (a) shall apply but with the relevant price(s) being the closing price(s) of ADSs on the New York Stock Exchange;

(c)	if the Shares are not admitted to the Official List of the UK Listing Authority (or, as the case may be, ADSs are not traded on the New York Stock Exchange), in relation to Partnership Shares and Dividend Shares, on any day the market value of a Share (or an ADS) determined in accordance with the provisions of Part VIII of the Taxation of Chargeable Gains Act 1992;
“ITEPA” means the Income Tax (Earnings and Pensions) Act 2003;

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“London Stock Exchange” means the London Stock Exchange plc;

“Matching Shares” means Shares, including fractions of Shares, in respect of which a RSU has been granted to a Participant in connection with an Award of Partnership Shares;

“New York Stock Exchange” means The New York Stock Exchange, Inc.;

“New Shares” means:
(a)	shares or other securities acquired in respect of Plan Shares where such shares or securities are equated with the Plan Shares for the purposes of UK capital gains tax; or

(b)	shares or other securities that would fall within paragraph (a) above but for the fact that they consist of or include a qualifying corporate bond for UK capital gains tax purposes;
“Nominee” means, as the context requires, the person holding Shares for the purposes of the Plan or the person acting as administrator of the Plan, in each case being such person or persons as may be selected by the Board from time to time;

“Participant” means any Eligible Employee to whom the Nominee has Awarded Shares;

“Participating Company” means the Company and any Subsidiary which participates in the Plan and which is bound by the provisions of the Plan;

“Participating Jurisdiction” means a jurisdiction in which the Board has determined that invitations to participate in the Plan will be issued under Rule 2;

“Partnership Shares” means Shares, including fractions of Shares, which are acquired on behalf of a Participant by the Nominee under Rule 5 and are registered in the name of the Nominee (or any other person nominated by the Board) to be held by the Nominee on behalf of the Participant pursuant to the Plan and where the context so admits includes any New Shares held by the Nominee on his behalf pursuant to the Plan;

“Partnership Share Agreement” means an agreement in such form as determined by the Board from time to time made between the Company, the Nominee and an Eligible Employee under which:
(a)	the Eligible Employee authorises the Company to deduct (or procure that his employing Participating Company deducts) part of his Salary for the acquisition of Partnership Shares; and

(b)	the Company agrees to give effect to the agreement by making (or procuring that the relevant Participating Company makes) deductions from such employee’s Salary of such amount and at such intervals as may be agreed from time to time (subject to the limits in Rule 5.2) and undertakes to arrange for the acquisition of Partnership Shares by the Nominee on behalf of the Eligible Employee in accordance with the Plan using the amounts so deducted; or

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(c)	the Eligible Employee otherwise agrees to make payments for the acquisition of Partnership Shares (subject to the limits in Rule 5.2) on terms approved by the Company
(all such deductions or payments being referred to as “contributions” (or related expressions) in the Rules);

“Partnership Share Money” means amounts contributed by an Eligible Employee under the terms of a Partnership Share Agreement;

“Plan” means the Barclays Global Sharepurchase Plan;

“Plan Shares” means Free Shares, Matching Shares, Partnership Shares and Dividend Shares (but, in the case of Free Shares and Matching Shares, only on or after the date of Vesting of such Shares);

“Qualifying Company” means a company that:
(a)	is a Participating Company at the end of the Qualifying Period; or

(b)	when the individual was employed by it was a Participating Company or an Associated Company of the Participating Company or of any other Qualifying Company;
“Qualifying Date” means the date on which eligibility to participate in the Plan is determined being, in the case of Partnership Shares or Matching Shares, the date that Partnership Share Money is contributed in respect of the Partnership Shares, and, in the case of Free Shares, the Award Date or subject to the definition of “Qualifying Period” such other date determined by the Nominee;
“Qualifying Period” means, in the case of Partnership Shares with or without Matching Shares and Free Shares, a period of not more than 18 months ending with (a) the contribution of the Partnership Share Money relating to the Partnership Shares in the case of Partnership Shares and Matching Shares and (b) the Award Date in the case of Free Shares, but in each case so that in respect of an Award the same Qualifying Period applies to all Eligible Employees;

“Reconstruction or Takeover” means any of the following transactions which affect Plan Shares:
(a)	an offer for any of the Participant’s Plan Shares if the acceptance or agreement of the offer will result in New Shares being acquired in respect of such Plan Shares;

(b)	a transaction affecting the Participant’s Plan Shares, or such of them as are of a particular class, if the transaction would be entered into as a result of a compromise, arrangement or scheme applicable to or affecting:
(i)	all the ordinary shares in the capital of the Company or, as the case may be, all the shares of the class in question; or

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(ii)	all the shares, or all the shares of the class in question, which are held by a class of shareholders identified otherwise than by reference to their employment or their participation in the Plan; or
(c)	an offer for the Participant’s Plan Shares of:
(i)	cash, with or without assets, or

(ii)	a qualifying corporate bond for UK capital gains tax purposes (whether alone or with other assets or cash or both)
if the offer forms part of a general offer that is made:
(iii)	to holders of shares of the same class as the Participant’s Plan Shares or to holders of Shares; and

(iv)	in the first instance on a condition such that if it is satisfied the person making the offer will have control of the Company within the meaning of section 416 of ICTA;
“Relevant Amount” means £3,000 or such other amount as may be prescribed from time to time in the UK SIP;

“RSU” means a restricted share unit granted by the Company, being a conditional right to acquire Free Shares or Matching Shares;

“Rules” means the rules of the Plan as amended from time to time;

“Salary” means (a) the pre-tax cash earnings of the Participant’s employment for the purposes of the 10 per cent limit specified in Rule 5.2, or (b) in all other cases, the post-tax cash earnings of the Participant’s employment, with, in each case, the reference to employment being to the employment by reference to which the Participant is eligible to participate in the Plan;

“Share” means an ordinary share in the capital of the Company or, where the context permits, New Shares;

“Subsidiary” means any company which is for the time being under the Control of the Company and which is a subsidiary within the meaning given by section 1159 of the Companies Act 2006;

“Tax Liability” means any amount of tax or social security contributions for which any Participant would or may be liable and for which any member of the Group would or may be obliged to (or would or may suffer a disadvantage if it were not to) account to any relevant authority;

“UK Listing Authority” means the UK Listing Authority within the meaning given to that expression in the Listing Rules made by the Financial Services Authority pursuant to its appointment as the relevant competent authority under the Official Listing of Securities (Change of Competent Authority) Regulations 2000;

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“UK SIP” means the Barclays Group Share Incentive Plan dated 10 January 2002 and approved by HM Revenue & Customs on 14 January 2002;

“Vesting”, together with related expressions, means in relation to Free Shares and/or Matching Shares a Participant becoming entitled to have a whole number of such Shares transferred to him (or his nominee) subject to the Rules, together with a cash sum in respect of any such fractional Shares;

“Vesting Period” in relation to Free Shares and/or Matching Shares means the period specified by the Board after which a Participant shall be entitled to have a whole number of such Shares transferred to him (or his nominee) subject to the Rules, together with a cash sum in respect of any such fractional Shares.
1.2	One company is an Associated Company of another company at a given time if:
(a)	one has control of the other; or

(b)	both are under the control of the same person or persons (control for these purposes being defined by reference to Sections 416(2) to 416(6) of ICTA).
1.3	Any reference to Shares shall, where the context so permits or requires, be deemed to be a reference to ADSs.

1.4	For the purposes of a Participant’s compliance with the individual participation limits referred to in the proviso to Rule 4.2 (limit on the maximum aggregate Initial Market Value of all Free Shares which may be Awarded), Rule 5.2 (limits on the maximum amount of Partnership Share Money) and Rule 7.3 (limit on cash dividends that may be reinvested), the Board shall from time to time set an exchange rate between the relevant local currency and sterling and shall stipulate the period during which such exchange rate shall apply.

1.5	References to any statutory provisions are to those provisions as amended, extended or re-enacted from time to time and shall include any regulations made thereunder and, unless the context otherwise requires, words in the singular include the plural (and vice versa) and words importing any gender include all genders.

2.	INVITATIONS TO PARTICIPATE IN THE PLAN

2.1	Subject to Rule 9, the Board may at any time and from time to time in its absolute discretion resolve that the Plan shall be operated or shall cease to be operated in respect of any or all of Free Shares, Partnership Shares, Matching Shares or Dividend Shares (or, in each such case, ADSs in the case of US Participants) in accordance with the provisions of the Plan.

2.2	If the Board exercises its discretion in Rule 2.1 and resolves to operate the Plan then, unless otherwise determined by the Board:
(a)	the Board shall invite every Eligible Employee to participate in the Plan on the same terms in respect of any Award and every Eligible Employee who participates in the Plan shall do so on the same terms; and

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(b)	the Board shall issue an invitation in accordance with the Rules (in such form as the Board shall determine from time to time) to:
(i)	each Eligible Employee who is not a Participant; and

(ii)	if applicable, to each Eligible Employee who has since the Plan was operated, revoked a notice previously served by him under Rule 2.3; and

(iii)	all employees who at the next Qualifying Date are expected to be Eligible Employees, and an Eligible Employee may (1) accept the opportunity to acquire Partnership Shares and/or Matching Shares by submitting a completed Partnership Share Agreement by the date specified in the letter of invitation or (2) accept an Award of Free Shares in such manner (if any) as the Board may prescribe. If the completed Partnership Share Agreement (or, if applicable, a form of acceptance in relation to Free Shares) is not submitted by the date specified in the invitation, the Eligible Employee shall be deemed to have declined to participate in the Plan at that time.
2.3	An individual may by notice given to the Company on terms acceptable to the Company before an Acquisition Date direct that Partnership Shares shall not be Awarded to him or acquired on his behalf on that Acquisition Date or on any subsequent Acquisition Date. A notice given by an individual under this Rule may be revoked by that individual giving the Company a notice of revocation.

3.	PARTICIPATION – VESTING PERIOD, RETIREMENT AGE AND GROUP PLANS TREATED AS A SINGLE PLAN

3.1	The Board shall specify a Vesting Period in respect of each Award of Free Shares or Matching Shares. Such Vesting Period shall be specified in the Partnership Share Agreement (in the case of Matching Shares) or in the Award grant documentation (in the case of Free Shares) PROVIDED THAT:
(a)	the Board may specify different Vesting Periods from time to time;

(b)	unless otherwise determined by the Board, the Vesting Period must be the same for all Free Shares or Matching Shares Awarded at the same time; and

(c)	unless otherwise specified by the Board, the Vesting Period shall be three years.
3.2	If an Eligible Employee participates in an Award under the Plan in a calendar year in which he has already participated in an award of shares under the UK SIP or other similar share incentive plans established by the Company or a Connected Company, then the limits specified in the proviso to Rule 4.2, Rule 5.2 and Rule 7.3 apply as if the Plan and the other plan or plans were a single plan.

4.	FREE SHARES

4.1	If the Board in its absolute discretion resolves that the Plan shall be operated in respect of Free Shares the Board shall determine the maximum value of Awards to be granted over Free Shares on every occasion on which the Board decides to operate the Plan in respect of Free Shares and shall notify the Participating Companies accordingly.

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4.2	Subject to any reduction or limit imposed by Rule 8, the number of Free Shares to be Awarded to each Eligible Employee on any Award Date shall be determined by the Board in accordance with any one or more of the following formulae:
(a)	each Eligible Employee shall receive a fixed number of Free Shares or a number of Shares with an Initial Market Value equal to a fixed sum;

(b)	each Eligible Employee shall receive Free Shares having an Initial Market Value equal to such percentage of his remuneration as the Board shall determine;

(c)	each Eligible Employee shall receive a number of Free Shares depending on his length of service with a Qualifying Company;

(d)	each Eligible Employee shall receive a number of Free Shares depending on the number of hours worked; or

(e)	if the Board decides that performance allowances are to be used each Eligible Employee shall receive a number of Free Shares which is conditional on performance targets and measures notified as soon as practicable to each Eligible Employee having been met
PROVIDED THAT (a) the aggregate Initial Market Value of all Free Shares which may be Awarded to any Participant in any calendar year shall not exceed the Relevant Amount; and (b) where the number of Free Shares depends on more than one of the formulae in sub-paragraphs (b), (c) and (d) above, each factor must give rise to a separate entitlement and the total entitlement is the sum of those separate entitlements.
4.3	The Participating Companies shall provide such sums as may be requested by the Company to purchase Shares to be Awarded to Eligible Employees as Free Shares pursuant to this Rule.

5.	PARTNERSHIP SHARES

5.1	The Board may from time to time in its absolute discretion invite Eligible Employees to acquire Partnership Shares. To participate in an Award of Partnership Shares, each Eligible Employee must first enter into a Partnership Share Agreement with the Company and the Nominee in respect of contributions to be made by the Eligible Employee.

5.2	The amount of Partnership Share Money which may be contributed by an Eligible Employee must not exceed the lowest of:
(a)	£1,500 in any calendar year (or the equivalent in local currency which may, if the Board so permits, be rounded up to such local currency amount as the Board decides provided that such amount shall not be materially greater than £1,500);

(b)	10% of the Eligible Employee’s Salary for the calendar year; and

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(c)	such lower limit as may be specified by the Board from time to time, and each contribution shall not be less than £10 or the equivalent in local currency which may, if the Board so permits, be rounded up to such local currency amount as the Board decides provided that such amount shall not be materially greater than £10 (or such other minimum amount specified by the Board from time to time).

5.3	Partnership Share Money must be paid to the Nominee, once contributed to the Company or any Participating Company, as soon as practicable.

5.4	Partnership Share Money shall be held by the Nominee in a non-interest-bearing account until it is applied in acquiring Partnership Shares on behalf of the relevant Eligible Employee.

5.5	Partnership Share Money shall be applied by the Nominee in the acquisition of Partnership Shares on behalf of the relevant Eligible Employee on the Acquisition Date.

5.6	The Company may specify a maximum number of Shares over which Awards of Partnership Shares may be made on any one occasion. The Partnership Share Agreement shall require the Company to notify relevant Eligible Employees of any such maximum before the contribution of Partnership Share Money in respect of that Award.

5.7	If the Company receives applications for Partnership Shares in excess of the maximum determined by the Board in accordance with Rule 5.6 the Board shall adjust individual applications downwards either:
(a)	on a pro-rata basis; or

(b)	on such other basis as the Board may determine
PROVIDED THAT
(i)	if possible, each applicant who so wishes should be able to participate at least to the extent represented by the minimum monthly amount pursuant to Rule 5.2;

(ii)	if there are insufficient Shares available to allow full participation based on the minimum monthly amount, then participation based on such minimum monthly amount shall be afforded to those applicants who are selected at random in a ballot conducted by the Board.
5.8	The number of Partnership Shares Awarded to each Eligible Employee shall be determined in accordance with their Initial Market Value. As soon as practicable after any Partnership Shares have been acquired by the Nominee on behalf of a Participant, the Nominee shall notify the Participant (in such form as determined by the Nominee from time to time) of the acquisition specifying the number and description of those Shares, the amount of Partnership Share Money applied by the Nominee in the acquisition and their Initial Market Value.

5.9	Subject to any Tax Liability, Partnership Shares may be withdrawn from the Plan at any time but on the basis that any Award of Matching Shares granted to a Participant in connection with the withdrawn Partnership Shares shall thereupon automatically lapse to the extent that such Award has not Vested at that time.

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5.10	A Participant may at any time give notice to the Company to stop contributions pursuant to a Partnership Share Agreement. A Participant may subsequently give notice to the Company to restart contributions by giving notice to the Company. Where a notice is received stopping contributions, contributions will be stopped no later than 30 days following the date of receipt unless a later date is specified in the notice. Where a notice to re-start contributions is received, contributions will be restarted no later than the first contribution due following 30 days from the date of receipt of the notice unless a later date is specified in the notice.

5.11	The Company may at any time give notice to the Participant to stop contributions pursuant to a Partnership Share Agreement to acquire Partnership Shares. The Company may subsequently give notice to the Participant to restart contributions. Where a notice is given stopping contributions, contributions will be stopped no later than 30 days following the date the notice is given unless a later date is specified in the notice. Where a notice to restart contributions is given, contributions will be restarted no later than the first contribution due following 30 days from the date the notice is given unless a later date is specified in the notice.

5.12	For so long as any Partnership Shares are admitted to the Official List of the UK Listing Authority and held by the Nominee, a Participant may only sell any such Shares on the London Stock Exchange by arrangements made with the Nominee. The same principle shall apply to ADSs traded on the New York Stock Exchange.

5.13	A Participant may withdraw from a Partnership Share Agreement at any time by notice to the Company. Unless a later date is specified, any such notice shall take effect 30 days from the date of receipt.

5.14	If a Participant withdraws from a Partnership Share Agreement, the Nominee shall return all Partnership Share Money held by the Nominee to the relevant Eligible Employee as soon as practicable.

6.	MATCHING SHARES

6.1	If the Board from time to time in its absolute discretion decides to offer Matching Shares in conjunction with an invitation to acquire Partnership Shares in accordance with Rule 5, the following provisions shall apply.

6.2	The Participating Companies shall provide such sums as may be requested by the Company to purchase Shares to be Awarded to Eligible Employees as Matching Shares pursuant to this Rule.

6.3	The number of Matching Shares to be awarded by way of the grant of RSUs to each Eligible Employee on the occasion on which Partnership Shares are acquired on behalf of each such Eligible Employee shall be calculated by applying the ratio specified in the Partnership Share Agreement which shall, unless the Board determines otherwise, be the same for all Eligible Employees for that Award to the number of Partnership Shares to be acquired on that occasion PROVIDED THAT the ratio shall not exceed two Matching Shares for each Partnership Share.

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acquired on that occasion PROVIDED THAT the ratio shall not exceed two Matching Shares for each Partnership Share.

6.4	Unless the Board determines otherwise, Matching Shares shall be Awarded at the same time (so far as possible) as the Partnership Shares to which they relate are Awarded and on the same basis to all Eligible Employees who participate in the Award.

6.5	As soon as practicable after any Matching Shares have been awarded to a Participant, the Nominee shall give details thereof to that Participant.

7.	DIVIDENDS AND DIVIDEND SHARES

7.1	The Board may from time to time, in its absolute discretion, direct that:
(a)	all cash dividends received in respect of Partnership Shares and/or Dividend Shares and/or Free Shares and/or Matching Shares (as the Board decides) must be reinvested in acquiring more Shares; or

(b)	cash dividends received in respect of Partnership Shares and/or Dividend Shares and/or Free Shares and/or Matching Shares (as the Board decides) of those Participants who so elect must be reinvested by the Nominee in acquiring more Shares on behalf of those Participants.
7.2	If Rule 7.1(a) applies or a Participant makes an election under Rule 7.1(b), any cash dividend received by the Nominee in respect of the relevant Plan Shares held on behalf of a Participant shall, subject to Rule 7.3, be applied by the Nominee in acquiring more Shares on his behalf on the Acquisition Date and the number of Dividend Shares acquired on his behalf shall be determined by the Nominee in accordance with their Initial Market Value.

7.3	The amount of cash dividends that may be reinvested under Rule 7.2 shall not exceed £1,500 in a calendar year. To the extent the cash dividends received by the Nominee in respect of the relevant Plan Shares held on behalf of a Participant exceed this limit, the Nominee shall pay the excess to the Participant as soon as practicable.

7.4	As soon as practicable after any Dividend Shares have been acquired on behalf of a Participant, the Nominee shall notify the Participant (in such form as the Nominee shall determine from time to time) of the acquisition specifying the number and description of those Shares, their Initial Market Value and any amount of uninvested cash dividends held by the Nominee on behalf of the Participant.

7.5	The Nominee shall reinvest dividends in a way that is fair and equal between Participants.

7.6	If the Board does not make a direction under Rule 7.1(a) or a Participant does not make an election under Rule 7.1(b), the Nominee shall pay the cash dividend or any balance thereof to the Participant as soon as practicable.

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7.7	The Board may from time to time in its absolute discretion by notice given to all Eligible Employees revoke a direction given under Rule 7.1 in which case any election made by a Participant under Rule 7.1(b) would immediately cease to have effect.

7.8	A Participant may at any time by notice to the Company request that his Dividend Shares be removed from the Plan. Unless a later date is specified, any such notice shall take effect 30 days from the date of receipt.

7.9	For so long as any Dividend Shares are admitted to the Official List of the UK Listing Authority and held by the Nominee, a Participant may only sell any such Shares on the London Stock Exchange by arrangements made with the Nominee. The same principle shall apply to ADSs traded on the New York Stock Exchange.

7.10	Subject to Rule 7.11, any Award of Free Shares and/or Matching Shares may be granted on terms whereby the number of Shares comprised in the Award shall increase by deeming dividends (excluding special dividends, unless the Board decides otherwise) paid on the Shares from the Award Date to Vesting to have been reinvested in additional Shares on such terms (as to the inclusion or exclusion of any dividend tax credit, the price at which any additional Shares shall be deemed to have been purchased or otherwise) as the Board shall decide.

7.11	The Board may determine that, in respect of any Award of Free Shares and/or Matching Shares, a Participant may either:
(a)	be entitled to receive a benefit on the Vesting of such an Award determined by reference to the value of all or any of the dividends (excluding special dividends, unless the Board determines otherwise) paid on the Shares from the Award Date to Vesting and on the basis that such benefit may (i) be provided in cash or Shares and (ii) include or exclude any dividend tax credits (in each case, at the Board’s discretion); or

(b)	not be entitled to receive any benefit related to such dividends.
8.	LIMITS ON PARTICIPATION

8.1	The number of Free Shares and Matching Shares to be Awarded to an Eligible Employee shall be reduced in accordance with the provisions of Rule 8.3 if the total number of unissued Free and Matching Shares Awarded under the Plan:
(a)	in that calendar year would otherwise exceed one per cent. of the Company’s ordinary share capital then in issue; and/or

(b)	during the previous ten years when aggregated with any other Shares issued or capable of being issued under Any Other Plan during such period would otherwise exceed ten per cent of the Company’s issued ordinary share capital then in issue.
PROVIDED THAT for the purpose of applying the limit set out in Rule 8.1(b) the number of Free and Matching Shares which may be Awarded under the Plan shall be

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reduced by the number of notional Shares determined by the Board in the manner set out in Rule 8.2.

8.2	For the purposes of the proviso to Rule 8.1:
(a)	the Board shall compute the number of BGI Shares which have been acquired on exercise of options granted under the BGI Plan in the relevant period or in respect of which options under the BGI Plan are currently outstanding (less any BGI Shares issued on the exercise of options granted under the BGI Plan but subsequently purchased by Barclays Bank PLC or any other member of the Group); and

(b)	the Board shall subject to such adjustment or variation as the Board shall in its absolute discretion consider appropriate convert such BGI Shares into a notional number of Shares by the application in relation to each such acquisition of or grant of options over, BGI Shares of the formula:

A x B	= D where:

C
A	is the number of BGI Shares acquired by or under option to each relevant employee;

B	is the price per BGI Share at which such employee acquired or may acquire such number of BGI Shares;

C	is if and for so long as the Shares are admitted to the Official List of the UK Listing Authority the greater of the market value of a Share:
(i)	on the date of grant such options; and

(ii)	on the date of any determination by the Board for the purposes of this Rule 8.2;
calculated by the Board by reference to the middle-market quotations of a Share as derived from the Daily Official List of the UK Listing Authority or if the Shares are not so admitted on such other basis as the Board shall in its absolute discretion determine;

D	is the number of notional Shares represented by the BGI Shares acquired in the relevant period or in respect of which options are currently outstanding under the BGI Plan for the purposes of the proviso to Rule 8.1.
8.3	If it is not possible to Award to all Eligible Employees Free Shares and/or Matching Shares to meet the allocation basis described in Rule 4.2 because of any provision of this Rule 8, the number of Free Shares and/or Matching Shares to be Awarded to each Eligible Employee shall be scaled down on a pro rata basis or in such other manner as may be determined by the Board.

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9.	REGULATORY AND TAX ISSUES

9.1	Any event relating to Shares (whether in connection with the acquisition or disposal thereof or the payment or re-investment of dividends thereon or otherwise) shall not occur unless and until the following conditions are satisfied:
(a)	the event would be lawful in all relevant jurisdictions and in compliance with the Listing Rules, any relevant share dealing code of the Company, the City Code on Takeovers and Mergers, the listing rules of the New York Stock Exchange and any other relevant UK or overseas regulation or enactment;

(b)	if a Tax Liability would arise by virtue of such event, the Participant must have entered into arrangements acceptable to the Board that the relevant member of the Group will receive the amount of such Tax Liability;

(c)	the Participant has entered into such arrangements as the Board requires (and where permitted in the relevant jurisdiction) to satisfy the liability of a member of the Group to pay tax and/or social security contributions in respect of the event;

(d)	in the case of an Award made to a Participant who is subject to taxation in India, to the extent that any fringe benefit tax liability arises in India for any member of the Group or any Associated Company (the “Liable Company”) in relation to such an Award, the Participant shall be under an obligation to make arrangements satisfactory to the Company to pay (whether by way of deduction from any amounts payable to the Participant or otherwise) to the Liable Company an amount equal to the fringe benefit tax that is payable by the Liable Company in respect of the Award, as determined by the Liable Company; and

(e)	where the Board requires, the Participant has entered into, or agreed to enter into, a valid election under Part 7 of ITEPA (Employment income: elections to disapply tax charge on restricted securities) or any similar arrangement in any overseas jurisdiction.
For the purposes of this Rule 9.1, references to a member of the Group include any former member of the Group.

9.2	On or as soon as reasonably practicable after the Vesting of a RSU, the Board shall transfer or procure the transfer of the Shares in question to the Participant (or a nominee for him).

10.	LEAVERS

10.1	If a Participant ceases to be a director or employee by reason of:-
(a)	death;

(b)	retirement with the agreement of the Participant’s employer;

(c)	injury;

(d)	disability;

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(e)	redundancy;

(f)	the Participant’s employing company ceasing to be the Company or an Associated Company of the Company; or

(g)	a transfer of the Participant’s employing business to a person who is neither the Company nor an Associated Company of the Company the Partnership Shares and/or Dividend Shares (in each case, in whole numbers only) held by the Nominee for such Participant will be transferred to the Participant (or his/her personal representatives in the case of death) as soon as practicable thereafter, together with a cash sum in respect of the value of any fractional Partnership Shares and/or Dividend Shares so held.

10.2	Upon such an event occurring, all of the Free Shares and/or all the Matching Shares Awarded to such Participant will immediately Vest and such Vested Free Shares and/or Vested Matching Shares (in each case, in whole numbers only), together with a cash sum in respect of any fractional Free Shares and/or Matching Shares that so Vest will be transferred to the Participant as soon as practicable thereafter (other than in the event of death, in which case all such Free Shares and/or Matching Shares (in each case, in whole numbers only), together with a cash sum in respect of any fractional Free Shares and/or Matching Shares will be transferred to the personal representatives of the deceased Participant) as soon as practicable thereafter.

10.3	If a Participant ceases to be a director or employee for any reason other than those specified in Rule 10.1, then the Partnership Shares and/or Dividend Shares (in each case, in whole numbers only) held by the Nominee for such Participant, together with a cash sum in respect of any fractional Partnership Shares and/or Dividend Shares so held will be transferred to the Participant as soon as practicable thereafter but any Award of Free Shares or Matching Shares held by him shall, to the extent not Vested, immediately lapse on such cessation.

10.4	A Participant shall not be treated for the purpose of this Rule 10 as ceasing to be a director or employee until such time as he is no longer a director or employee of (a) any member of the Group or (b) any Associated Company. If any Participant ceases to be such a director or employee before the Vesting of his Award in circumstances where he retains a statutory right to return to work then he shall be treated as not having ceased to be such a director or employee until such time (if at all) as he ceases to have such a right to return to work while not acting as an employee or director.

11.	SHARES

11.1	Shares subscribed for under the Plan shall rank pari passu in all respects with Shares then in issue except they will not rank for any rights attaching to the Shares by reference to a record date preceding the date of issue.

11.2	If and for so long as Shares are admitted to the Official List of the UK Listing Authority the Company (or any successor company) shall apply to the UK Listing Authority for a

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listing and to the London Stock Exchange for permission to trade for any Shares issued pursuant to the Plan as soon as practicable after the allotment thereof.

11.3	If and for so long as ADSs are traded on the New York Stock Exchange (“NYSE”) the Company (or any successor company) shall apply to the NYSE for permission to trade for any ADSs issued pursuant to the Plan as soon as practicable after the allotment thereof.

12.	RIGHTS ISSUES, CAPITALISATION ISSUES AND OTHER VARIATIONS OF CAPITAL

12.1	Whenever any rights to acquire New Shares are granted by a company to the holders of any class of shares of which some are Plan Shares the Nominee shall notify each Participant of the rights relating to his Plan Shares and he may give notice to the Nominee instructing him to do one or more of the following:
(a)	subject to the provision by him of any necessary funds, to take up or sell all or any of the rights or allow them to lapse; and/or

(b)	to sell rights nil paid to the extent necessary to enable the Nominee to subscribe in full for the balance of any unsold rights which instructions may be particular or of general application and relate to Plan Shares appropriated before and after the date of the relevant rights issue.

12.2	The Nominee shall act upon any such notice received by him not less than five Dealing Days before the expiry of the period allowed for the exercise of any such rights. If any Participant has not prior to five Dealing Days before the expiry of the period allowed for the exercise of any such rights, given notice to the Nominee instructing him to take action with regard thereto and provided any funds necessary for the purpose, the Nominee shall allow such rights to lapse. The Nominee shall deal with any Capital Receipt received in consequence of the non-exercise or sale of any rights in accordance with Rule 18.1.

12.3	Any New Shares taken up by the Nominee on behalf of any Participant under Rule 12.1(b) shall, subject to Rule 13, form part of the Participant’s Plan Shares and shall be deemed to have been acquired on behalf of the Participant in the same way and at the same time as the Participant’s Plan Shares to which they relate PROVIDED THAT this Rule 12.3 shall not apply in relation to rights arising under a rights issue to subscribe shares in a company unless similar rights are conferred in respect of all ordinary shares in the company.

12.4	Nothing in this Rule shall require the Nominee to act in any manner whereby he would be involved in any liability unless indemnified to his satisfaction by the Participant against such liability.

12.5	Where any New Shares are allotted by way of capitalisation to the Nominee in respect of any Participant’s Plan Shares, such New Shares shall form part of that Participant’s Plan Shares and shall be deemed to have been appropriated at the same time as the Participant’s Plan Shares in respect of which they are allocated.

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12.6	In the event of any variation of the share capital of the Company or a demerger, special dividend or other similar event which affects the market price of shares to a material extent, the Board may make such adjustments as it considers appropriate to the number of Shares comprised in an Award or, where any Award has Vested but no Shares have been transferred or allotted after such Vesting, the number of Shares which may be so transferred or allotted.

13.	RECONSTRUCTION AND TAKEOVER

13.1	If there is a Reconstruction or Takeover affecting Plan Shares, the Participants shall be notified of such event by the Nominee and any Participant may give notice to the Nominee instructing him on the action to be taken (and, where appropriate, exercise any right to elect to receive any particular form of consideration available thereunder) in respect of any of his Plan Shares.

13.2	If there is a Reconstruction or Takeover affecting Plan Shares, the consideration received thereunder shall (so far as it consists of cash or securities other than New Shares) be treated as the proceeds of a disposal under Rule 18.1 and so far as it consists of New Shares be held by the Nominee as Plan Shares subject to the Rules mutatis mutandis as if the same were the Shares in respect of which they are issued, or which they otherwise represent.

13.3	If notices to acquire compulsorily any Plan Shares are issued under sections 979 to 985 of the Companies Act 2006 by another company for a consideration consisting of cash and/or shares, the Participants concerned shall be entitled to receive notification thereof from the Nominee as soon as practicable after receipt of such notice(s) by the Nominee and to give notice of their instructions to the Nominee in relation to such consideration. The provisions of Rules 13.1, 13.2 and 16 shall apply mutatis mutandis so far as relevant.

13.4	If any event occurs within any of Rules 13.1 to 13.3, then the Company shall determine the treatment of any Free Shares and/or Matching Shares that have not yet Vested from the following:-
(a)	where the consideration under the event in question consists of cash or securities other than New Shares, any such Awards will lapse to the extent that they have not Vested at the time of the event in question; or

(b)	to the extent that the consideration consists of New Shares, then any such Awards will continue to Vest on their existing terms, subject to the approval of the Board; or

(c)	any Free Shares and/or Matching Shares will Vest on the date of such event but only pro rata to the proportion of the Vesting Period that has elapsed since the Award Date and the balance of such Free Shares and/or Matching Shares will thereupon automatically lapse; or

(d)	any other treatment determined by the Board.

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13.5	If an order is made for the winding up of the Company, then any Free Shares and/or Matching Shares that have not yet Vested at that time shall thereupon automatically Vest.

14.	VOTING RIGHTS AND DIRECTIONS

14.1	A Participant may direct the Nominee to exercise any voting rights attaching to such Participant’s Plan Shares in accordance with such Participant’s wishes. The Nominee shall not be entitled to vote on a show of hands in respect of Plan Shares unless all directions received from Participants in respect of the particular resolution are identical. The Nominee shall not in any circumstances be under an obligation to call for a poll. If there is a poll the Nominee shall vote only in accordance with the directions of Participants. The Nominee shall not exercise voting rights in respect of Plan Shares in the absence of any such directions. The Nominee may not vote in respect of Shares (if any) which have not been Awarded pursuant to the Plan.

14.2	Subject to the specific provisions of Rule 12, the Nominee shall deal with any right conferred in respect of any of those Shares to be allotted other shares, securities or rights of any description only pursuant to a direction given by notice by or on behalf of the Participant (or any person in whom the beneficial interest in that Participant’s Shares is for the time being vested).

15.	SCRIP DIVIDENDS

15.1	Subject to Rule 7, this Rule 15 applies where the holders of any class of shares of which some are Plan Shares are offered the right to elect to receive shares, credited as fully paid in whole or in part, in lieu of a cash dividend. Within five Dealing Days or such other period as the Nominee may decide before the closing of the offer, the Participant may:
(a)	instruct the Nominee to elect to receive shares; or

(b)	instruct the Nominee to elect to receive cash,
which instructions may be of particular or of general application and relate to Plan Shares Awarded before and after the relevant date of the scrip dividend. If neither Rule 7.1(a) nor Rule 7.1(b) applies the Nominee shall notify Participants of their right to elect for shares or cash.

15.2	Any shares taken up by the Nominee on behalf of any Participant under this Rule shall not form part of the Participant’s Plan Shares to which they relate and they shall belong to the Participant, and the Nominee shall take all reasonable steps to procure that the Shares so acquired are vested in the Participant without delay.

16.	FRACTIONAL ENTITLEMENTS

16.1	Where a company makes an offer or invitation conferring any rights upon its members including the Nominee to acquire, against payment, additional securities in that company or where that company allots any new securities by way of capitalisation, the Nominee shall allocate such rights or securities amongst the Participants concerned on a proportionate basis and, if such allocation shall give rise to a fraction of a security or a

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transferable unit thereof (in this Rule a “unit”), shall round such allocation down to the next whole unit and the Nominee shall aggregate the fractions not allocated and use his best endeavours to sell any rights or units which are not allocated and distribute the net proceeds of sale (after deducting therefrom any expenses of sale and any taxation which may be payable in respect thereof) proportionately among the Participants whose allocation was rounded down, provided that any sum of less than £3 otherwise distributable to a particular Participant may be retained by the Nominee.

16.2	In any circumstances in which the Nominee receives New Shares which form part of a Participant’s Plan Shares the Nominee shall allocate the New Shares to the Participant by reference to the relative Award Dates of his Plan Shares to which they relate and, if any such allocation should give rise to a fraction of a New Share, the Nominee shall round such allocation up or down to the next whole unit as he in his discretion thinks fit.

17.	CIRCULARS AND NOTICES

The Company may provide or make available (or procure that the Company’s registrars may provide or make available) to a Participant upon request copies of any notices, circulars and other documents sent to shareholders of the Company.

18.	DISPOSALS AND PAYMENTS

18.1	Upon receipt of a sum of money being (or being part of) the proceeds of any disposal or Capital Receipt in respect of any Plan Shares, the Nominee shall account as soon as reasonably practicable to the Participant for any balance remaining in their hands and relating to such Plan Shares by paying the same to the Participating Company or Subsidiary (if any) by which he is employed, PROVIDED THAT any sum of less than £3 distributable to a particular Participant may be retained by the Nominee

18.2	Any Participating Company or Subsidiary to which the Nominee pays or accounts for any part of any such sum as is referred to in Rule 18.1 shall forthwith account to the Participant for the balance remaining in its hands.

19.	AMENDMENT OF THE PLAN

19.1	Subject to clause 19.2, the Board shall at any time be entitled by resolution to amend all or any of the provisions of the Plan.

19.2	Subject to clause 19.3, the provisions concerning eligibility, individual and overall limits, the basis for determining a Participant’s entitlement to, and the terms of, Shares or cash provided under the Plan, the adjustments that may be made in the event of any variation of the share capital of the Company and the terms of this Rule 19.2 shall not be amended to the advantage of existing or future Participants without the prior approval by ordinary resolution of the members of the Company in general meeting.

19.3	Clause 19.2 shall not apply to any minor amendment to benefit the administration of the Plan, to comply with or take account of the provisions of any proposed or existing legislation, or to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any Subsidiary or any Participant.

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19.4	No amendment shall be made to the Plan which:
(a)	would materially and adversely affect the beneficial interests of Participants in Shares already Awarded to them under the Plan; or

(b)	would cause the Plan to cease to be an employees’ share scheme within the meaning of section 1166 of the Companies Act 2006.
20.	DISPUTES

The decision of the Board in any dispute or question arising from or relating to the Plan shall be final and conclusive (and binding on all persons).

21.	NOTICES

21.1	The Nominee shall not be bound to act upon any notice given by or on behalf of a Participant or any person in whom the beneficial interest in his Plan Shares is for the time being vested pursuant to the Plan unless such notice is received by the Nominee in writing signed by the relevant person PROVIDED THAT:
(a)	“in writing” may include writing on or transmitted via the screen of a visual display unit or other similar device, including facsimile, but only where such electronic writing or transmission is lawful in the jurisdictions of the giver and receiver of the notice; and

(b)	the Nominee or the Board as appropriate may specify from time to time that a notification may be given by such alternative means as may be acceptable to the Nominee or the Board.
21.2	Any notice which the Nominee is required or may desire to give to any Eligible Employee or Participant pursuant to the Plan shall be in writing PROVIDED THAT:
(a)	“in writing” may include writing on or transmitted via the screen of a visual display unit or other similar device, including facsimile, but only where such electronic writing or transmission is lawful in the jurisdictions of the giver and receiver of the notice; and

(b)	the Nominee or the Board as appropriate may specify from time to time that a notification may be given by such alternative means as may be acceptable to the Nominee or the Board and notice is sufficiently given if delivered to the Eligible Employee personally or sent by post pre-paid addressed to the Eligible Employee or Participant at his address last known to the Nominee (including any address supplied by the relevant Participating Company or any Subsidiary as being his address) or in an electronic communication to their usual business address or if sent through the Group’s internal postal service.

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22.	TERMS OF EMPLOYMENT

22.1	Nothing in the Plan shall in any way be construed as imposing upon a Participating Company a contractual obligation as between that Participating Company and an employee to contribute or to continue to contribute to the Plan.

22.2	In no circumstances shall any person who has ceased to be an employee of any member of the Group by reason of dismissal or otherwise howsoever or who is under notice of termination of his employment be entitled to claim as against any member of the Group or the Nominee any compensation for or in respect of any consequential loss he may suffer by reason of the operation of the terms of the Plan.

22.3	The issuing of an invitation to an Eligible Employee to participate in the Plan and the grant of any Award under the Plan does not imply that any further invitations or grants will be made nor that a Participant has any right to receive any such invitation or be granted any further Awards in the future.

23.	THIRD PARTIES

23.1	No third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Plan.

24.	BENEFITS NOT PENSIONABLE

Benefits provided under the Plan shall not be pensionable.

25.	DATA PROTECTION

Each Participant consents to the collection, processing and transfer of his personal data for any purpose relating to the operation of the Plan. This includes:
(a)	providing personal data to member of the Group and any third party such as trustees of any employee benefit trust, administrators of the Plan, registrars, brokers and any of their respective agents;

(b)	processing of personal data by any such member of the Group or third party;

(c)	transferring personal data to a country outside the European Economic Area (including a country which does not have data protection law equivalent to those prevailing in the European Economic Area); and

(d)	providing personal data to potential purchasers of the Company, the Participant’s employer or the business in which the Participant works.
26.	GOVERNING LAW

The Plan and all Awards shall be governed by and construed in accordance with the law of England and Wales and the Courts of England and Wales have exclusive jurisdiction to hear any dispute.

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SCHEDULE 1 - ITALIAN SUB-PLAN
1.	PURPOSE

The provisions of this Italian Sub-Plan shall prevail over those of the Plan insofar as Awards are made to Italian Participants.

2.	DEFINITIONS

2.1	The words and expressions not specifically defined in this Italian Sub-Plan shall have the meaning attributed to them in the Plan.

2.2	In this Italian Sub-Plan, the following words and expressions have the following meanings:

“Holding Period” mean, in relation to an Award of Matching Shares made to an Italian Participant, a period of at least three years starting on the day immediately after the end of the Vesting Period during which the Italian Participant is a shareholder of the Company but undertakes not to sell or otherwise dispose of his Matching Shares;

“Italian Participant” means an Eligible Employee who is tax resident in Italy and to whom an Award has been granted.

3.	HOLDING PERIOD

3.1	The Board shall specify a Holding Period in respect of each Award of Matching Shares granted to an Italian Participant. Such Holding Period shall be specified in the Partnership Share Agreement PROVIDED THAT:
(a)	the Board may specify different Holding Periods from time to time provided that such Holding Period is at least three years;

(b)	unless otherwise determined by the Board, the Holding Period must be the same for all Awards of Matching Shares granted to Italian Participants on a particular date;

(c)	unless otherwise specified by the Board, the Holding Period shall be three years; and

(d)	if an Italian Participant dies, the Board may, in its absolute discretion, allow his personal representatives to sell or otherwise dispose of his Matching Shares before the end of the Holding Period.
3.2	If a Tax Liability arises in relation to any Award of Matching Shares held by an Italian Participant before the end of the Holding Period, the Italian Participant must have entered into arrangements acceptable to the Board that the relevant member of the Group will receive the amount of such Tax Liability but such arrangements must not include the sale or disposal of any of the Italian Participant’s Matching Shares.

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SCHEDULE 2 - US SUB-PLAN
SPECIAL SCHEDULE IN RELATION TO THE OPERATION OF THE PLAN
FOR PARTICIPANTS WHO ARE SUBJECT TO TAXATION IN THE UNITED
STATES OF AMERICA
1.	This Special Schedule amends, modifies and supplements the Plan.

2.	The purpose of this Special Schedule is to ensure that Awards of RSUs made under the Plan will comply with the short-term deferral exception under section 409A of Title 26 of the United States Code (the “Internal Revenue Code”). Notwithstanding the foregoing, this Special Schedule should also be interpreted and applied in a manner consistent with other legal requirements under laws in relevant jurisdictions, including but not limited to applicable securities laws.

3.	For the purposes of this Special Schedule, “US Participant” shall mean any individual who is, or may become, a US taxpayer (including a US citizen, Green cardholder or any employee who is resident in the US for tax purposes) prior to the grant of an Award under this Plan. In the event that a Participant becomes a US taxpayer after the grant of an Award, such Award is modified in a manner consistent with this Special Schedule.

4.	The provisions of this Special Schedule shall apply in relation to the operation of the Plan for US Participants, notwithstanding any other provision of the Plan.

5.	Except to the extent expressly amended by this Special Schedule, the terms and conditions of the Plan are hereby confirmed and shall remain in full force and effect.

6.	The Plan and this Special Schedule shall be read and be construed as one document and this Special Schedule shall be considered to be part of the Plan and, without prejudice to the generality of the foregoing, and where the context so allows, references in the Plan to “the Plan”, howsoever expressed, shall be read and construed as references to the Plan as amended, modified and supplemented by this Special Schedule.

7.	All terms and expressions used in this Special Schedule and which are defined or construed in the Plan, but are not defined or construed in this Special Schedule, shall have the same meaning and construction in this Special Schedule, unless the context otherwise requires. Any reference in this Special Schedule to the Plan shall refer to the Plan as from time to time amended, modified or supplemented, and any document which amends, modifies or supplements the Plan.

8.	Subject to paragraph 9 below, when any RSU held by a US Participant Vests, the Shares subject to the RSU in question shall be transferred to the US Participant within 60 days of Vesting.

9.	To the extent that a transfer of Shares in accordance with paragraph 8 above would contravene the Model Code contained in the United Kingdom Listing Authority Rules (the “Model Code”), such transfer will take place as soon as administratively practicable following the earliest date on which transfer would not contravene the Model Code and not later than thirty days from this date.

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10.	In the case of a US Participant ceasing to be a director or employee for any reason other than those specified in Rule 10.1 (a), (c), (d), (e), (f) and (g), all of the US Participants Shares held in the Plan and RSUs shall be forfeited.

11.	The Board may amend any of the provisions of this Special Schedule to take account of a change in US legislation, in particular in relation to section 409A of the Internal Revenue Code.

12.	Notwithstanding anything to the contrary in the Plan or this Special Schedule or elsewhere, if a US Participant is a “specified employee” as determined pursuant to Section 409A of the Internal Revenue Code and regulations issued thereunder as of the date of such US Participant’s “separation from service” (within the meaning of Section 409A of the Internal Revenue Code and regulations issued thereunder) and any Award (other than Partnership Shares) is determined to be “deferred compensation” (within the meaning of Section 409A of the Internal Revenue Code and regulations issued thereunder) and is paid or settled upon such separation from service, then any such payment or settlement shall only be paid or settled on the first business day of the seventh calendar month following the month in which the US Participant’s “separation from service” occurs.